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Exhibit (a)(5)(C)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Monolithic System Technology, Inc. ("MoSys") common stock. The Offer (as defined below) is made solely pursuant to the Offer to Purchase dated March 22, 2004, and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of MoSys common stock. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of shares of MoSys common stock in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. The Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of shares of MoSys common stock in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
MONOLITHIC SYSTEM TECHNOLOGY, INC.
at
$13.50 Net Per Share
by
MOUNTAIN ACQUISITION SUB, INC.,
a wholly owned subsidiary of
Synopsys, Inc.

        Mountain Acquisition Sub, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Synopsys, Inc., a Delaware corporation ("Synopsys"), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monolithic System Technology, Inc., a Delaware corporation ("MoSys"), including the associated stock purchase rights pursuant to MoSys' rights agreement dated as of October 11, 2000, as amended (which right is included in the term "share of MoSys common stock" or similar terms for purposes of this Notice of Offer) at a price of $13.50 per share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 2004 (the "Offer to Purchase"), and the related Letter of Transmittal which, together with any amendments or supplements thereto, collectively constitute the "Offer" described herein.

        Tendering MoSys stockholders whose shares of MoSys common stock are registered in their own names and who tender their shares directly to Computershare Trust Company of New York (the "Depositary") will not be obligated to pay brokerage fees or commissions in connection with the Offer or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of shares in the Offer. Stockholders of MoSys who hold their shares of MoSys common stock through brokers, dealers, banks, trust companies or other nominees should consult with such institutions to determine whether they will charge any service fees for tendering such stockholder's shares to the Purchaser in the Offer. The Purchaser is offering to acquire all of the shares of MoSys common stock as a first step to Synopsys acquiring the entire equity interest in, and thus control of, MoSys. Following the purchase of shares of MoSys common stock in the Offer, the Purchaser intends to complete the Merger (as defined below) to enable Synopsys to acquire all of the outstanding shares of MoSys common stock that are not tendered to and accepted for payment by the Purchaser in the Offer.

THE OFFER COMMENCED ON MONDAY, MARCH 22, 2004. THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, APRIL 16, 2004, UNLESS THE OFFER IS EXTENDED. SHARES TENDERED PURSUANT TO THIS OFFER MAY BE WITHDRAWN AT ANY TIME ON OR PRIOR TO THE EXPIRATION DATE OF THE OFFER, BUT NOT DURING ANY SUBSEQUENT OFFERING PERIOD.

        The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn, in accordance with the terms of the Offer on or prior to the Expiration Date (as defined below), shares of MoSys common stock that, together with any shares of MoSys common stock then owned by Synopsys or any wholly owned subsidiary of Synopsys (including the Purchaser), represent greater than 50% of the sum of the aggregate number of shares of MoSys common stock then outstanding, plus the aggregate number of shares of MoSys common stock issuable upon the exercise of all vested options, warrants and other rights to acquire shares of MoSys common stock then outstanding, which condition is referred to as the "Minimum Condition" in this Notice of Offer. Certain of MoSys' officers and directors and an additional stockholder of MoSys have entered into stockholder agreements with

Synopsys pursuant to which they have agreed, in their respective capacities as stockholders of MoSys, to tender all of their shares of MoSys common stock to Synopsys in the Offer, and, if required, to vote all of their shares of MoSys common stock in favor of the Merger, and the adoption and approval of the Merger Agreement (as defined below). As of March 15, 2004, the stockholders who executed stockholder agreements held in the aggregate 8,765,506 shares of MoSys common stock (excluding shares issuable upon the exercise of stock options held by such stockholders), which represented approximately 28.3% of the shares of MoSys common stock outstanding as of that date.

        The Offer is being made pursuant to an Agreement and Plan of Merger and Reorganization, dated as of February 23, 2004 (the "Merger Agreement"), by and among Synopsys, the Purchaser and MoSys, pursuant to which, following the purchase of shares of MoSys common stock in the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into MoSys (the "Merger"), with MoSys surviving the Merger as a wholly owned subsidiary of Synopsys. Upon the completion of the Merger, each outstanding share of MoSys common stock (other than shares owned by any stockholder of MoSys who properly exercises appraisal rights under Delaware law) will be converted into the right to receive the price per share paid in the Offer in cash, without interest thereon.

        MoSys' board of directors has, at a meeting held on February 22, 2004, by unanimous vote, (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are in the best interests of the stockholders of MoSys, (2) approved and adopted the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, (3) declared that the Merger Agreement is advisable, and (4) resolved to recommend that the stockholders of MoSys accept the Offer and tender their shares of MoSys common stock pursuant to the Offer and adopt the Merger Agreement. Accordingly, the board of directors of MoSys unanimously recommends that the stockholders of MoSys accept the Offer and tender their shares of MoSys common stock to the Purchaser in the Offer and, if required, vote to adopt the Merger Agreement.

        On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date, the Purchaser will accept for payment and pay for, all shares of MoSys common stock validly tendered to the Purchaser in the Offer and not properly withdrawn on or prior to the Expiration Date. The Purchaser will be deemed to have accepted for payment, and thereby purchased, shares of MoSys common stock that are validly tendered in the Offer and not properly withdrawn on or prior to the Expiration Date if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such shares. Payment for shares of MoSys common stock that are accepted for payment in the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for stockholders tendering shares in the Offer for the purpose of receiving payment from the Purchaser and transmitting payment to such stockholders whose shares of MoSys common stock have been accepted for payment in the Offer. For a stockholder to validly tender shares of MoSys common stock in the Offer (a) the certificate(s) representing the tendered shares, together with the Letter of Transmittal (or a facsimile copy), properly completed and duly executed, together with any required signature guarantees and any other required documents, must be received by the Depositary prior to the Expiration Date, (b) in the case of a tender effected pursuant to the book-entry transfer procedures (i) either a Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an agent's message (as described in the Offer to Purchase), and any other required documents, must be received by the Depositary on or prior to the Expiration Date, and (ii) the shares of MoSys common stock to be tendered must be delivered pursuant to the book-entry transfer procedures described in the Offer to Purchase and a book-entry confirmation (as described in the Offer to Purchase) must be received by the Depositary on or prior to the Expiration Date, or (c) the tendering stockholder must comply with the guaranteed delivery procedures described in the Offer to Purchase on or prior to the Expiration Date.

        In no event will interest be paid on the Offer Price, regardless of any extension of or amendment to the Offer.

        For purposes of the Offer and as used herein and in the Offer to Purchase, the term "Expiration Date" means 12:00 midnight, New York City time, on April 16, 2004, unless the Purchaser extends the period of time during which the Offer is open in accordance with the terms of the Merger Agreement, in which event the term "Expiration Date" will mean the latest time and date at which the Offer, as so extended by the Purchaser, will expire. In addition to the situations in which the Purchaser may extend the Offer under the terms of the Merger Agreement, upon the written request of MoSys prior to the then-scheduled Expiration Date, the Purchaser is obligated to extend the Offer for such period of time (but in each case not more than 20 business days) as MoSys requests if on such Expiration Date all conditions to the Offer have been satisfied or waived (or, if not then satisfied or waived, have been reasonably determined by the Purchaser to be likely to be satisfied within 15 business days after such Expiration Date), except for the Minimum Condition and the condition that all antitrust-related approvals have been obtained. However, the Purchaser has no obligation to extend the Offer at the request of MoSys beyond July 31, 2004.

        If the Purchaser extends the Offer, the Purchaser will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all shares of MoSys common stock previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such shares. Shares of MoSys common stock that are tendered in the Offer may be withdrawn pursuant to the procedures described in Section 3 of the Offer to Purchase at any time on or prior to the Expiration Date, and shares that are tendered may also be withdrawn at any time after May 22, 2004, unless accepted for payment on or before that date. In the event that the Purchaser provides for a subsequent offering period following the completion of the Offer, no withdrawal rights will apply to shares tendered during such subsequent offering period and no withdrawal rights will apply to shares that were previously tendered in the Offer and accepted for payment.

        For a withdrawal of shares of MoSys common stock previously tendered in the Offer to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase, specifying the stockholder's name, address and social security number and the certificate number(s) and the number of shares of MoSys common stock to be withdrawn, as well as the name of the registered holder, if it is different from that of the person who tendered those shares of MoSys common stock. If certificates for shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such shares have been tendered by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent's Medallion Program, Nasdaq Stock Market Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each an "Eligible Institution"), any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If shares have been tendered pursuant to the book-entry transfer procedures described in Section 2 of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility (as described in Section 2 of the Offer to Purchase) to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility's procedures. Withdrawals of tenders of shares may not be rescinded, and any shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. Withdrawn shares may be re-tendered in the Offer, however, by following one of the procedures described in Section 2 of the Offer to Purchase at any time on or prior to the Expiration Date (as it may be extended) or during any subsequent offering period by following one of the procedures for tending described above. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser in its sole discretion, which determination will be final and binding. None of the Purchaser, Synopsys, MoSys, the Depositary, D.F. King & Co., Inc., the information agent for the Offer (the "Information Agent"), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

        Under Rule 14d-11 of the Securities Exchange Act of 1934, as amended, the Purchaser may elect to provide for a subsequent offering period, immediately following the Expiration Date, of not less than three business days nor more than 20 business days in length. If provided, a subsequent offering period would be an additional period of time, following the Expiration Date and the acceptance for payment of any shares of MoSys common stock that are validly tendered in the Offer and not properly withdrawn prior to the Expiration Date, during which holders of shares of MoSys common stock that were not previously tendered in the Offer may tender such shares to the Purchaser in exchange for the Offer Price on the same terms that applied to the Offer. A subsequent offering period is not the same as an extension of the Offer, which will have been previously completed if a subsequent offering period is provided. The Purchaser will accept for payment, and pay for, any shares of MoSys common stock that are validly tendered to the Purchaser during a subsequent offering period, if provided, as promptly as practicable after any such shares are validly tendered to the Purchaser during such subsequent offering period, for the Offer Price. Holders of shares of MoSys common stock that are validly tendered to the Purchaser during a subsequent offering period, if provided, will not have the right to withdraw such tendered shares.

        MoSys has provided the Purchaser with a list, and security position listings, of MoSys' stockholders for the purpose of disseminating the Offer to Purchase, the Letter of Transmittal and the other materials related to the Offer to holders of shares of MoSys common stock. The Offer to Purchase, the Letter of Transmittal and other materials related to the Offer will be mailed to record holders of shares of MoSys common stock, and will be furnished to brokers, dealers, banks, trust companies or other nominees whose names, or the names of whose nominees, appear on the list of MoSys' stockholders, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of shares of MoSys common stock.

        The receipt of cash in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes under the Internal Revenue Code of 1986, as amended, and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. Generally, for United States federal income tax purposes, a United States stockholder whose shares of MoSys common stock are accepted for payment in the Offer or whose shares of MoSys common stock are converted into the right to receive cash in the Merger will recognize gain or loss equal to the difference between the amount of cash received by the stockholder in the Offer or the Merger and the stockholder's aggregate adjusted tax basis in the shares tendered by the stockholder and accepted for payment in the Offer or converted into cash in the Merger, as the case may be. If shares of MoSys common stock are held by a United States stockholder as capital assets, any gain or loss recognized by such stockholder will be capital gain or loss, which will be long-term capital gain or loss if such stockholder's holding period for such shares exceeds one year. All stockholders should consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain United States federal income tax consequences of the Offer and the Merger, see Section 5 of the Offer to Purchase.

        The Purchaser expressly reserves the right (but shall not be obligated), at any time and from time to time, to increase the Offer Price or to make any other changes in the terms of and conditions to the Offer, subject to the terms of the Merger Agreement, which provides that the Minimum Condition may not be waived and certain other modifications may not be made without the consent of MoSys.

        The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

        The Offer to Purchase and Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

        Questions regarding the Offer, and requests for assistance in connection with the Offer, may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and all other materials related to the Offer may be directed to the Information Agent, as set forth below, or brokers, dealers, banks, trust companies or other nominees, and copies will be furnished promptly at the Purchaser's expense. No fees or commissions will be payable to brokers, dealers or other persons for soliciting tenders of shares of MoSys common stock in the Offer.

The Information Agent for the Offer is:
D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005
Banks and Brokers Call Collect: (212) 269-5550
All Others Call Toll Free: (800) 488-8035

March 22, 2004

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  Exhibit (a)(5)(C)